Suite 2500, 605 - 5th Avenue S.W. Calgary, Alberta, Canada T2P 3H5 Tel: (403) 264-9888 Fax: (403) 264-9898 Email: trglobe@trans-globe.com Web: www.trans-globe.com
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TRANSGLOBE ENERGY CORPORATION TO HOLD CONFERENCE CALL AND WEBCAST
ON 2006 YEAR END AND FOURTH QUARTER RESULTS

TSX: “TGL” & AMEX: “TGA”

Calgary, Alberta, Tuesday, March 6, 2007 - TransGlobe Energy Corporation will announce its 2006 year end and fourth quarter results on Thursday, March 8, 2007. A conference call and webcast to discuss the results will be held the same day:

Time:	2:30 p.m., Mountain Time (4:30 p.m. Eastern Time)

Dial-in:	416-695-7848 or toll free at 1-800-769-8320

Webcast:	http://events.onlinebroadcasting.com/transglobe/030807/index.php

Shortly after the conclusion of the call, a replay will be available by dialing 416-695-5275 or toll free at 1-888-509-0081. The passcode is 640944. The replay will expire at midnight (Eastern) on March 8, 2007. After March 8, 2007 a copy of the call can be accessed through a link on the Company website www.trans-globe.com.

TransGlobe Energy is an oil and gas producer with proved reserves and production operations in The Republic of Yemen and in Alberta, Canada. TransGlobe has an active exploration and development program planned for 2007 in The Republic of Yemen, the Arab Republic of Egypt and in Canada. The Company owns working interests in more than 6.6 million acres across their operating regions. In 2006, the Company set new records for total proved reserves and annual production. Calgary-based, TransGlobe Energy’s common shares trade as “TGL” on the Toronto Stock Exchange and “TGA” on the American Stock Exchange.

Cautionary Statement to Investors:
This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
s/s Ross Clarkson	- or -
Lloyd W. Herrick, Vice President & C.O.O.

Ross G. Clarkson	Executive Offices:
President & C.E.O.	#2500, 605 – 5th Avenue, S.W.,
Calgary, AB T2P 3H5

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com